SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VNET Group, Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share

(Title of Class of Securities)

90138A103**

(CUSIP Number)

November 14, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 90138A103 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing six (6) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “VNET”.

1.	NAMES OF REPORTING PERSONS Majara Investment Lmited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAMES OF REPORTING PERSONS DAMAC Real Estate Development Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai International Financial Centre, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAMES OF REPORTING PERSONS DAMAC Properties Dubai Co P.J.S.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Dubai International Financial Centre, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAMES OF REPORTING PERSONS Maple Invest Co Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	NAMES OF REPORTING PERSONS DICO International Projects Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.

(a)	Name of Issuer – VNET Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices—Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, 100016, The People’s Republic of China.

Item 2.

(a)	Name of Persons Filing –

Majara Investment Limited

DAMAC Real Estate Development Ltd.

DAMAC Properties Dubai Co P.J.S.C.

Maple Invest Co Limited

DICO International Projects Company Limited

Hussain Ali Habib Sajwani

(b)	Address of Principal Business Office or, if none, Residence – 20th Floor, Damac Executive Heights, Tecom Area Dubai, Dubai United Arab Emirates .

(c)	Citizenship -

Majara Investment Limited: British Virgin Islands

DAMAC Real Estate Development Ltd.: Dubai International Financial Centre, United Arab Emirates

DAMAC Properties Dubai Co P.J.S.C.: Dubai International Financial Centre, United Arab Emirates

Maple Invest Co Limited: British Virgin Islands

DICO International Projects Company Limited: British Virgin Islands

(d)	Title of Class of Securities—Class A ordinary shares, par value US$0.00001 per share.

(e)	CUSIP Number—90138A103.

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Not applicable.

Item 4. Ownership.

Majara Investment Limited (“Majara”) is the direct holder of the reported securities. Majara is a direct wholly-owned subsidiary of DAMAC Real Estate Development Ltd. (“DAMAC Real Estate”), which is a direct wholly-owned subsidiary of DAMAC Properties Dubai Co P.J.S.C. (“DAMAC Properties”). Hussain Ali Habib Sajwani (“Sajwani”) indirectly owns approximately 88% of the outstanding equity interests in DAMAC Properties, including through DICO International Projects Company Limited (“DICO International”), which is wholly owned by Sujwani, and Maple Invest Co Limited (“Maple), which is a direct wholly-owned subsidiary of DICO International. Sajwani directs the voting and disposition of the reported securities held by Majara. DICO International, Maple, DAMAC Properties and DAMAC Real Estate may all be deemed to share the power to dispose of or vote the reported securities with Majara and Sujwani through their ownership of the equity interests of their respective subsidiaries within the corporate structure.

(a)	Amount beneficially owned – 0

(b)	Percent of class – 0.0%.

(c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of the Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2022

MAJARA INVESTMENT LIMITED

By:	/s/ Mohamed Habib Mohamed Ali Kokar
Name:	Mohamed Habib Mohamed Ali Kokar
Title:	Director

DAMAC REAL ESTATE DEVELOPMENT LTD

By:	/s/ Mohammed Tahaineh
Name:	Mohammed Tahaineh
Title:	Director

DAMAC PROPERTIES DUBAI CO P.L.S.C.

By:	/s/ Mohammed Tahaineh
Name:	Mohammed Tahaineh
Title:	Manager

MAPLE INVEST CO LIMITED

By:	/s/ Ali Habib Ali Mohamed Kukar
Name:	Ali Habib Ali Mohamed Kukar
Title:	Director

DICO INTERNATIONAL PROJECTS COMPANY LIMITED

By:	/s/ Ali Habib Ali Mohamed Kukar
Name:	Ali Habib Ali Mohamed Kukar
Title:	Director

EXHIBIT INDEX

1	Joint Filing Agreement, dated as of November 25, 2022, by and among the Reporting Persons.